FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notifiable share interest in Algeta ASA

GlaxoSmithKline plc (GSK) announces that on 18 September 2009 S.R. One, Limited, a wholly owned US-registered subsidiary of GSK, sold 274,800 ordinary shares of Algeta ASA ("Algeta"), an oncology company located in Norway and whose shares are traded on the Oslo Børs (Oslo Stock Exchange).

GSK's interest, which is held entirely by S.R. One, Limited, now comprises 1,697,800 ordinary shares or 4.313% of Algeta AGA. The calculation is based on a total of 39,351,082 ordinary shares outstanding in Algeta. This decrease in GSK's holding became disclosable under the Norwegian Securities Trading Act upon falling below 5% of the issued share capital of Algeta.

Simon M Bicknell
Company Secretary

18 September 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 18,  2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc